(WILMERHALE LOGO)
JEFFREY A. STEIN
+1 617 526 6624 (t)
+1 617 526 5000 (f)
jeff.stein@wilmerhale.com
October 25, 2006
BY EDGAR AND UPS
Mail Stop 4561
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Michael McTiernan, Esq., Special Counsel Amanda McManus, Esq., Attorney — Advisor

Re:	World Energy Solutions, Inc.
Form S-1 Registration Statement
File No. 333-136528
Dear Mr. McTiernan:
     On behalf of World Energy Solutions, Inc. (“World Energy” or the “Company”), submitted herewith for filing is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 2 in response to comments contained in a letter, dated October 17, 2006 (the “Letter”), from Michael McTiernan, Special Counsel of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. Richard Domaleski, President and Chief Executive Officer, of World Energy. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 2.
Risk Factors, page 12
Our costs will increase...
1.	Please revise this risk factor to disclose that you incurred operating losses for the most recent period ended June 30, 2006.

Mr. Michael McTiernan
Securities and Exchange Commission
October 25, 2006

RESPONSE:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the new fourth sentence of the risk factor identified above with regard to the operating loss incurred for the six-months ended June 30, 2006.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 24
2.	We have reviewed your response to our prior comment 28 and the related revisions to your disclosure. Tell us what consideration you have given to including a similar disclosure to explain the increase in unbilled accounts receivable from December 31, 2004 to December 31, 2005.

RESPONSE:	The Company has revised the Registration Statement in accordance with the Staff’s comment to include an explanation of the increase in unbilled accounts receivable from December 31, 2004 to December 31, 2005. Please see page 36 of the Registration Statement including both tabular and textual information.
3.	With respect to your unbilled accounts receivable, please confirm with us whether the entire unbilled amount represents estimated revenue for the 4 to 6 weeks of the period as disclosed in your revenue recognition policy on page F-9. Include in your response the amount of estimated revenue recorded at the end of each accounting period presented in your financial statements and of that amount, the amount that currently remains outstanding.

RESPONSE:	Estimated revenue at the end of a given accounting period as described on page F-9 does not represent the entire unbilled accounts receivable balance at any given date. Rather, estimated revenue is only one component of total unbilled accounts receivable. In order to clarify the composition of unbilled accounts receivable, the Company has revised the Registration Statement in accordance with the Staff’s comment to include an expanded explanation of the composition of unbilled accounts receivable. Please see pages 28, 38 and F-9 of the Registration Statement.

The Company estimated 19%, or approximately $486,000, of its revenue for the six months ended June 30, 2006, as noted in the sixth paragraph of its Revenue Recognition policy outlined in the Critical Accounting Policies section. Of this estimated amount, approximately $194,000 remains uncollected. For the twelve months ended December 31, 2005, the Company estimated 7.4%, or approximately $347,000 of its revenue. Of this amount, approximately $133,000 currently remains uncollected.

Mr. Michael McTiernan
Securities and Exchange Commission
October 25, 2006

Revenue for all periods prior to December 31, 2005 represents actual usage as reported to the Company by the energy supplier.
The Business, page 43
4.	We note that the June 30, 2006 annualized backlog amount represents an estimate of revenues for the 12-month period ending June 30, 2007. Please advise us how this revenue estimate complies with the requirements for projections provided in Item 10(b) of Regulation S-K.

RESPONSE:	The Company has revised the Registration Statement in accordance with the Staff’s comment to clarify the nature of the “annualized backlog” metric that we use. It is not a revenue estimate and we have clarified the language to that effect. Please see page 52 of the Registration Statement preceding the chart on page 53.

For the Staff’s information, rather than being an estimate of revenue, annualized backlog represents a calculation of the revenue that we would derive during the 12 months following the annualized backlog date from contracts between CIG energy consumers and energy suppliers that are in force at the annualized backlog date, assuming such CIG energy consumers use energy at their historical usage levels. More specifically, for any particular contract, annualized backlog is calculated by multiplying the CIG energy consumer’s historical usage by our fixed contractual commission rate. This metric is not intended as an estimate of overall future revenues since it does not purport to include revenues that may be earned during the relevant 12 month backlog period from new contracts or renewals of contracts that expire during such period.
5.	Please revise your disclosure to explain, if true, that the annualized “backlog” for any given period is merely an estimate of revenue that may be received depending on usage, but that the amount of any shortfall in revenues for that period will not represent guaranteed future revenues for services contracted by clients that have yet to be performed.

RESPONSE:	The Company has revised the Registration Statement in accordance with the Staff’s comment to clarify that annualized backlog does not represent guaranteed revenue. Please see page 52.
Financial Statements
Consolidated Statements of Operations, page F-4
6.	We have considered your response to our prior comment 43. It does not appear that your gain on early extinguishment of loss is unusual in nature, nor is it infrequent in

Mr. Michael McTiernan
Securities and Exchange Commission
October 25, 2006

occurrence. Revise your financial statements to no longer classify the amount as an extraordinary item or explain to us why such a classification would be appropriate.

RESPONSE:	The Company has revised the Registration Statement in accordance with the Staff’s comment. Please see the reclassification of this gain on extinguishment of debt to other income on the face of the income statement on page F-4 as well as the summary and selected financial information on pages 8 and 25. In addition, this reclassification affects management’s discussion and analysis on pages 29, 32, 33 and 34 and footnote 5 to the financials statements found on page F-21.
* * *
     We are filing the legal opinion of Wilmer Cutler Pickering Hale and Dorr LLP with this Amendment No. 2 as Exhibit 5.1 thereto. Please note that we have slightly modified this opinion from the form provided to you previously. We are submitting a marked copy of this opinion to you for your convenience along with the courtesy copies of this filing.
     If you require additional information, please telephone either the undersigned at the telephone number indicated above or Ken Itrato of this firm at (781) 966-2003.

Sincerely,
/s/ Jeffrey A. Stein, Esq.
Jeffrey A. Stein, Esq.

cc:	Richard Domaleski Phil Adams Jim Parslow John H. Chory, Esq. Ken Itrato, Esq. John Vettese Eva Bellissimo Philip D.A. Symmonds Joshua Goldstein, Esq. Michelle Campbell